Exhibit 1



FOR IMMEDIATE RELEASE

SIEMENS COMPLETES TENDER OFFER FOR SHARED MEDICAL SYSTEMS
CORPORATION; APPROXIMATELY 97% OF SHARES RECEIVED

         New York and Malvern, Pa., July 3, 2000 - Siemens Medical Engineering Group announced today that Siemens has completed its tender offer for the outstanding common stock of Shared Medical Systems Corporation (NYSE: SMS). The tender offer expired at 12:00 midnight, New York City time on Friday, June 30, 2000. Based on preliminary information, a total of 26,330,465 shares (including 1,167,445 shares subject to guaranteed delivery), representing approximately 97% of the outstanding common stock of SMS, were validly tendered prior to the expiration of the offer and not withdrawn. All such shares have been accepted for purchase in accordance with the terms of the offer.

         Under the terms of the merger agreement between Siemens Corporation and SMS announced on May 1, 2000, Siemens will complete its acquisition of SMS by effecting a "short form" merger under Delaware law, in which the remaining SMS shares will be converted into the right to receive $73 net per share in cash. The merger is expected to be completed by July 5, 2000.

         Siemens Medical Engineering Group (Med) is one of the world's largest suppliers of innovative products, services and complete solutions for the healthcare industry. Med covers the full spectrum of products, systems and services, ranging from advanced diagnostic and therapy imaging systems and audiology devices, to IT solutions for optimizing processes and improving efficiency in clinics and private practices. Med posted orders worth 4.14 billion euros (DM8.1 billion; $4.35 billion) and sales of 4.09 billion euros (DM8.0 billion; $4.3 billion) in fiscal 1999, and has some 19,000 employees worldwide.

         Siemens AG, the parent of Siemens Medical Engineering, is based in Munich, Germany. It designs, manufactures and markets a wide range of electrical and electronic parts and systems.

         Founded in 1969, Shared Medical Systems Corporation has over 30 years of network computing experience, operating the industry's largest Information Services Center (ISC) and Health Information Network for application hosting, e-commerce, enterprise systems management, and managed Internet services. SMS specializes in information solutions for hospitals, provides process and structural consulting, application services and manages IT infrastructures. As the premier Application Service


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Provider (ASP) in healthcare, SMS's ISC operates health applications for over
1,000 health providers with connections to over 400,000 customer workstations, and processes 80 million transactions each day.

CONTACT: Tom Varney, Siemens Corporation, 212-258-4335, thomas.varney@sc.siemens.com; or Julie McDowell, Shared Medical Systems Corporation, 610-219-6528, julie.mcdowell@smed.com